Exhibit 21.1

Legal Name	State of Incorporation

Aviara Boats, LLC	Tennessee

Crest Marine, LLC	Michigan

MasterCraft Boat Company, LLC	Delaware

MasterCraft Parts Limited	The United Kingdom

NSB Boats, LLC	Mississippi

JBMC, LLC*	Tennessee

* As of June 30, 2024, The Company has approximately 95% ownership in JBMC, LLC.